SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: March 18, 2004

News Release	March 18, 2004 at 7.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises the ownership restructuring of its forestlands in Sweden and Canada

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has finalised the transaction to restructure ownership of its Swedish forestlands announced in December 2003. The majority of shares in Bergvik Skog AB have been sold to institutional investors. The main equity investors besides Stora Enso and its partner in this transaction, Korsnäs, include Länsförsäkringar-Liv, Tredje AP-fonden, Knut and Alice Wallenberg Foundation and Nordea Liv. The chairman of the Board of Directors of Bergvik Skog AB will be Hans Jonsson, nominated by Länsförsäkringar-Liv. Following the sale, Stora Enso and Korsnäs retain 43.3% and 5% shareholdings respectively in Bergvik Skog.

A debt facility of SEK 11.1 billion (EUR 1.2 billion) has been provided by a syndicate of international banks, arranged by Nordea and Handelsbanken.

The enterprise value of Stora Enso’s part is SEK 14.9 billion (EUR 1.6 billion). This will result in a net reduction in interest-bearing net liabilities of about SEK 10.0 billion (EUR 1.1 billion) after the investment in the associated company Bergvik Skog AB and a net increase in equity of about SEK 3.3 billion (EUR 350 million), of which SEK 1.0 billion (EUR 113 million) will be shown as capital gain in operating profit in the first quarter of 2004. The proceeds will be used to develop the Group’s core business areas, mainly outside Europe and North America.

The transaction will improve the Group’s debt/equity ratio by about 0.15. This ratio was 0.48 as at 31 December 2003. The operating profit will be reduced by about EUR 100 million on an annual basis, offset by lower financial charges due to the reduction of interest-bearing net liabilities and by income from associates.

The Swedish forests of Stora Enso were transferred to Bergvik Skog, which has entered into long-term wood supply contracts to grant Stora Enso approximately 4.5 million cubic metres (solid under bark) per year of cutting rights at market prices. Bergvik Skog will maintain the former owners’ environmental certifications and sustainable forestry policies.

The calculations have been made at the EUR/SEK exchange rate of 9.2435 on 15 March 2004. The euro sums might fluctuate due to exchange rate changes.

Canada

Stora Enso has divested also its 146 000 hectares of forestland in Ontario, Canada according to plan. Approximately EUR 18 million of operating capital was released, and the transaction does not have any result effect on Q1/2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Previous press releases concerning Stora Enso’s forest asset restructuring programme on

www.storaenso.com -> Media Centre

•	December 8, 2003: Stora Enso to restructure its forest ownership

•	December 4, 2002: Stora Enso finalises its divestment of forestlands in Finland and the USA

•	September 20, 2002: Stora Enso sells forest assets in the USA

•	May 16, 2002: Stora Enso to restructure its forest ownership in Finland and the USA

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products.Stora Enso’s shares are listed in Helsinki, Stockholm and New York.